December 6, 2012

Via EDGAR AND email

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom

Re:	Bluefly, Inc., Form 10-K for Fiscal Year Ended December 31, 2011, Filed April 6, 2012 (the “Filing”), File No. 1-14498

Dear Ms. Ransom:

Set forth below are our responses, on behalf of Bluefly, Inc. (the “Company”), to the comments contained in the letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 3, 2012 to James Gallagher, Chief Financial Officer of the Company (the “Comment Letter”), with respect to the above-referenced filing. The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

  In its current form, your discussion appears relatively brief. In future filings, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales, gross profit or operating results. Please see Release No. 8350 for additional guidance.

The Company acknowledges the Commission’s comment and undertakes to provide the requested expanded disclosure in future filings, as applicable.

  In your analysis of results of operations, you often attribute period-to-period changes to a combination of several different factors, such as your discussion of cost of sales, gross profit margin percentage and operating expenses associated with selling and fulfillment expenses. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

The Company acknowledges the Commission’s comment and, where possible, will quantify in future filings, the impact of each factor contributing to changes, when there are multiple contributing factors.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure of the Filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions, please do not hesitate to contact me at (212) 944-8000 at extension 286.

Very truly yours,

/s/ James Gallagher

James Gallagher
Chief Financial Officer